As filed with the Securities and Exchange Commission on October 6, 2016

Registration No. 333-200221

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 2

to

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

NexPoint Multifamily Capital Trust, Inc.

(Exact name of registrant as specified in its governing instruments)

300 Crescent Court

Suite 700

Dallas, Texas 75201

(972) 628-4100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian Mitts

18100 300 Crescent Court

Suite 700

Dallas, Texas 75201

(972) 628-4100

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Heath D. Linsky, Esq.

Lauren B. Prevost, Esq.

Owen J. Pinkerton, Esq.

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

(404) 233-7000

Approximate date of commencement of proposed sale to the public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☒  Registration No. 333-200221

If delivery of this prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Explanatory Note

This Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-200221) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to add exhibits not previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits.

(b) Exhibits:

Exhibit Number	Description

1.3	Second Amendment to Dealer Manager Agreement by and among the Registrant, NexPoint Real Estate Advisors II, L.P. and Highland Capital Funds Distributor, Inc., dated September 7, 2016 (included as Exhibit 1.3 to our Current Report on Form 8-K (File No. 333-200221) filed on September 9, 2016 and incorporated herein by reference).

4.2	First Amendment to Distribution Reinvestment Plan (included as Appendix A to Supplement No. 2 to our prospectus dated April 15, 2016, as filed on September 9, 2016 and incorporated herein by reference).

10.16	First Amendment to Revolving Credit Agreement, by and among Highland Capital Management, L.P. and NexPoint Multifamily Operating Partnership, L.P. as Borrowers and KeyBank, National Association as Lender and Administrative Agent, dated August 19, 2016 (included as Exhibit 10.1 to our Current Report on Form 8-K (File No. 333-200221) filed on August 24, 2016 and incorporated herein by reference).

10.17	Pledge and Security Agreement, by and among NREA SOV Investors, LLC and KeyBank, National Association, dated August 19, 2016 (included as Exhibit 10.2 to our Current Report on Form 8-K (File No. 333-200221) filed on August 24, 2016 and incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form S-11 and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 6, 2016.

NexPoint Multifamily Capital Trust, Inc.

By:	/s/ James Dondero
James Dondero President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the following capacities, an on the dates, indicated.

Name	Title	Date

/s/ James Dondero	President	October 6, 2016
James Dondero	(Principal Executive Officer)

/s/ Brian Mitts	Chief Financial Officer, Executive VP-Finance, Treasurer and Director	October 6, 2016
Brian Mitts	(Principal Accounting Officer and Principal Financial Officer)

/s/ *	Independent Director	October 6, 2016
D. Kirk McAllaster, Jr.

/s/ *	Independent Director	October 6, 2016
John M. Pons

*By:	/s/ Brian Mitts
Brian Mitts Attorney-in-Fact

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